
August 12, 2025

Ju Liu
Chairman of the Board
Sibo Holding Limited
Suite 3210, 32/F, Champion Tower
3 Garden Road, Central
Hong Kong

>   **Re: Sibo Holding Limited**
>   **Registration Statement on Form F-1**
>   **Filed August 5, 2025**
>   **File No. 333-289242**

Dear Ju Liu:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

General

1.   We note your intention to list on the NASDAQ Capital Market. Please provide us with your analysis as to how you will meet the initial listing standards, including any changes that you will make prior to the initial public offering in order to meet those listing standards. Revise your registration statement as appropriate so investors can understand the changes you must make in order to move forward with the planned offering.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jee Yeon Ahn at 202-551-3673 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Kevin (Qixiang) Sun, Esq.